EXHIBIT 99.1

[LOGO OMITTED]                                                       Page 1 of 2
--------------------------------------------------------------------------------

                   Companhia Brasileira de Distribuicao (CBD)
                      announces July 2003 sales performance


Sao Paulo, Brazil, August 14, 2003 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) announced sales performance (preliminary and non-audited) of July 2003. The information is presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.

In July 2003, CBD presented gross sales of R$ 981.5 million and net sales of R$
827.8 million, with an increase of 9.8% and 9.7%, respectively, compared to the same period of 2002. The net sales same store had a positive increase of 5.0% in the period. It is worth mentioning that July's comparison basis was impacted by the sales of Se stores (acquired in June 2002) and that these stores have started to integrate the Company's same store basis.

The growth observed in the food products, in the same store basis, was 7.8%, compared to a fall of 5.8% in the non-food products, the most affected by the current consumer's high level of caution and low purchasing power.

It is worth mentioning that the Company has been presenting an increase in the client traffic on a same store basis, which stress its good positioning in a perspective of the gradual increase of the retail sales in the country.



                               Sales Performance

                 7/02     8/02    9/02   10/02    11/02   12/02    1/03    2/03    3/03     4/03    5/03    6/03     7/03
Same Store       5.3%     7.7%    2.6%    8.6%    11.7%    7.0%    10.0%   12.5%    4.0%    20.0%    8.0%    5.0%    5.0%*
Total Stores    24.8%    28.6%   22.6%   27.4%    28.6%   18.8%    23.6%   26.5%   17.8%    35.9%   22.7%   20.1%    9.7%*

                                                           (Comparison basis impacted by Se stores (acquired in June 2002))


Note: Same store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance registered a fall of 5.0% compared to the same period of last year. In "same stores", the performance was -9.1%

[LOGO OMITTED]                                                       Page 2 of 2
--------------------------------------------------------------------------------




------------------------------------------------------------------------------------
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)      THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                             Doris Pompeu
Investors Relations Director                    Tel: (11) 3848 0887 ext. 208
Daniela Sabbag                                  Email: doris.pompeu@thomsonir.com.br
Financial Analyst                                      -----------------------------
Tel: (11) 3886 0421 Fax: (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br
       -------------------------
                      Website: http://www.cbd-ri.com.br/eng
------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
--------------------------------------------------------------------------------